SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Condor Hospitality Trust, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

20676Y403

(CUSIP Number)

KGT Investments, LLC

SGT Investments, L.P.

545 E. John Carpenter Freeway, Suite 1400

Irving, TX 75062

Telephone Number: 972-444-9700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(with a copy to)

Jeffrey S. Hochman

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

November 18, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20676Y403	Page 2 of 12 Pages

1.	Names of Reporting Persons. KGT Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 517,094
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 517,094

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 517,094
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 3.5% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based on 14,722,527 shares of Common Stock of the Issuer outstanding as of October 29, 2021, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the Securities and Exchange Commission on November 2, 2021.

CUSIP No. 20676Y403	Page 3 of 12 Pages

1.	Names of Reporting Persons. Mahmood Khimji
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 517,094
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 517,094

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 517,094
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 3.5% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Based on 14,722,527 shares of Common Stock of the Issuer outstanding as of October 29, 2021, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the Securities and Exchange Commission on November 2, 2021.

CUSIP No. 20676Y403	Page 4 of 12 Pages

1.	Names of Reporting Persons. SGT Investments, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 517,095
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 517,095

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 517,095
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 3.5% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based on 14,722,527 shares of Common Stock of the Issuer outstanding as of October 29, 2021, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the Securities and Exchange Commission on November 2, 2021.

CUSIP No. 20676Y403	Page 5 of 12 Pages

1.	Names of Reporting Persons. SGT Investments GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 517,095
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 517,095

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 517,095
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 3.5% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based on 14,722,527 shares of Common Stock of the Issuer outstanding as of October 29, 2021, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the Securities and Exchange Commission on November 2, 2021.

CUSIP No. 20676Y403	Page 6 of 12 Pages

1.	Names of Reporting Persons. Mehdi Khimji
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 517,095
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 517,095

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 517,095
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 3.5% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Based on 14,722,527 shares of Common Stock of the Issuer outstanding as of October 29, 2021, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the Securities and Exchange Commission on November 2, 2021.

CUSIP No. 20676Y403	Page 7 of 12 Pages

1.	Names of Reporting Persons. Zachary Berger
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Based on 14,722,527 shares of Common Stock of the Issuer outstanding as of October 29, 2021, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the Securities and Exchange Commission on November 2, 2021.

CUSIP No. 20676Y403	Page 8 of 12 Pages

1.	Names of Reporting Persons. Yaakov Katzovitz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Based on 14,722,527 shares of Common Stock of the Issuer outstanding as of October 29, 2021, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the Securities and Exchange Commission on November 2, 2021.

CUSIP No. 20676Y403	Page 9 of 12 Pages

1.	Names of Reporting Persons. Richard Russo
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Based on 14,722,527 shares of Common Stock of the Issuer outstanding as of October 29, 2021, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the Securities and Exchange Commission on November 2, 2021.

CUSIP No. 20676Y403	Page 10 of 12 Pages

The information in this Amendment No. 3 to Schedule 13D (this “Second Amendment”) amends and supplements the Schedule 13D (the “Initial Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by KGT Investments, LLC, Mr. Mahmood Khimji, SGT Investments, L.P., SGT Investments GP, LLC, Mr. Mehdi Khimji, Mr. Zachary Berger, Mr. Yaakov Katzovitz and Mr. Richard Russo on November 2, 2020, as amended by that certain Amendment No. 1 to Schedule 13D filed with the SEC on November 12, 2020, and that certain Amendment No. 2 to Schedule 13D filed with the SEC on July 12, 2021, relating to the common stock, par value $0.01 per share (the “Common Stock”), of Condor Hospitality Trust, Inc. (the “Issuer”), a Maryland corporation.

Item 5. Interest in Securities of the Issuer

Items 5(a) and 5(b) are hereby amended and restated in their entirety as follows.

(a) and (b)

The information concerning percentages of ownership set forth below is based on 14,722,527 shares of Common Stock of the Issuer outstanding as of October 29, 2021, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the Securities and Exchange Commission on November 2, 2021.

KGTI beneficially owns 517,094 shares of Common Stock, which represents 3.5 % of the issued and outstanding shares of Common Stock.

Mr. Mahmood Khimji is the sole manager of KGTI and accordingly beneficially owns the 517,094 shares of Common Stock that are directly owned by KGTI, which represents 3.5% of the issued and outstanding shares of Common Stock.

SGTI beneficially owns 517,095 shares of Common Stock, which represents 3.5% of the issued and outstanding shares of Common Stock.

SGTI GP is the general partner of SGTI and accordingly beneficially owns 517,095 shares of Common Stock that are directly owned by SGTI, which represents 3.5% of the issued and outstanding shares of Common Stock.

Mr. Mehdi Khimji is the sole manager of SGTI GP and accordingly beneficially owns the 517,095 shares of Common Stock that are directly owned by SGTI, which represents 3.5% of the issued and outstanding shares of Common Stock.

Mr. Berger beneficially owns 0 shares of Common Stock, which represents 0.0% of the issued and outstanding shares of Common Stock.

Mr. Katzovitz beneficially owns 0 shares of Common Stock, which represents 0.0% of the issued and outstanding shares of Common Stock.

Mr. Russo beneficially owns 0 shares of Common Stock, which represents 0.0% of the issued and outstanding shares of Common Stock.

The Reporting Persons may be deemed to constitute a group pursuant to Rule 13d-5(b), in which case each of the Reporting Persons could be deemed to beneficially own all the shares of Common Stock held by the other Reporting Persons; however, each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock held by the other Reporting Persons except to the extent of their pecuniary interest therein (if any).

CUSIP No. 20676Y403	Page 11 of 12 Pages

(c)

Item 5(c) is hereby supplemented as follows:

The following Reporting Persons engaged in the following transactions within the past 60 days. Each of the above-referenced transactions were effected through the sale of securities on the public markets.

Trade Date	Seller	Quantity	Average Price	Total Proceeds
10/18/2021	KGT Investments, LLC	2,738	$7.33	$20,059.11
10/19/2021	KGT Investments, LLC	401	$7.31	$2,929.89
10/20/2021	KGT Investments, LLC	2,350	$7.28	$17,107.53
10/21/2021	KGT Investments, LLC	10,000	$7.30	$72,965.58
10/22/2021	KGT Investments, LLC	10,000	$7.26	$72,592.55
10/25/2021	KGT Investments, LLC	10,000	$7.27	$72,731.25
10/25/2021	KGT Investments, LLC	800	$7.28	$5,827.00
10/26/2021	KGT Investments, LLC	6,959	$7.28	$50,685.90
10/27/2021	KGT Investments, LLC	1,000	$7.30	$7,303.12
10/27/2021	KGT Investments, LLC	1,752	$7.30	$12,783.65
11/12/2021	KGT Investments, LLC	6	$7.30	$43.80
11/16/2021	KGT Investments, LLC	4,000	$7.30	$29,200.08
11/18/2021	KGT Investments, LLC	1,750	$7.30	$12,775.00
10/13/2021	SGT Investments LP	403	$7.10	$2,861.36
10/14/2021	SGT Investments LP	1,946	$7.17	$13,968.37
10/15/2021	SGT Investments LP	7,651	$7.20	$55,111.81
10/18/2021	SGT Investments LP	2,738	$7.32	$20,059.19
10/19/2021	SGT Investments LP	401	$7.30	$2,929.89
10/20/2021	SGT Investments LP	2,350	$7.27	$17,107.53
10/21/2021	SGT Investments LP	10,000	$7.29	$72,965.58
10/22/2021	SGT Investments LP	10,000	$7.26	$72,623.80
10/25/2021	SGT Investments LP	511	$7.28	$3,721.19
10/25/2021	SGT Investments LP	10,000	$7.27	$72,731.25
11/12/2021	SGT Investments LP	5	$7.30	$36.50
11/16/2021	SGT Investments LP	4,000	$7.30	$29,200.08
11/18/2021	SGT Investments LP	1,750	$7.30	$12,775.00
10/29/2021	Yaakov Katzovitz	1,450	$7.30	$10,584.73
11/1/2021	Zachary Berger	7,643	$7.29	$55,713.04
11/2/2021	Zachary Berger	406	$7.28	$2,955.68
11/3/2021	Zachary Berger	5,190	$7.28	$37,785.10
11/4/2021	Zachary Berger	9,561	$7.28	$69,604.08
10/29/2021	Richard Russo	4,733	$7.30	$34,551.05
11/1/2021	Richard Russo	100	$7.30	$729.99
11/5/2021	Richard Russo	32	$7.30	$233.59
11/8/2021	Richard Russo	72	$7.30	$525.59
11/9/2021	Richard Russo	2,218	$7.29	$16,169.24
11/10/2021	Richard Russo	13,889	$7.29	$101,250.29

(d) Not applicable.

(e) Not applicable.

CUSIP No. 20676Y403	Page 12 of 12 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2021	KGT Investments, LLC

	By:	/s/ Mahmood Khimji
Mahmood Khimji, Manager

Dated: November 19, 2021	/s/ Mahmood Khimji
Mahmood Khimji

Dated: November 19, 2021	SGT Investments, L.P.

	By:	SGT Investments GP, LLC, as general partner

	By:	/s/ Mehdi Khimji
Mehdi Khimji, Manager

Dated: November 19, 2021	SGT Investments GP, LLC

	By:	/s/ Mehdi Khimji
Mehdi Khimji, Manager

Dated: November 19, 2021	/s/ Mehdi Khimji
Mehdi Khimji

Dated: November 19, 2021	/s/ Zachary Berger
Zachary Berger

Dated: November 19, 2021	/s/ Yaakov Katzovitz
Yaakov Katzovitz

Dated: November 19, 2021	/s/ Richard Russo
Richard Russo